1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 6, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Contents

CORPORATE INFORMATION

Registered name	:	(Chinese characters)

Name in English	:	Aluminum Corporation of China Limited

Registered address	:	No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814

Place of business	:	No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814

Principal place of business	:	Unit 3103, 31/F., Office Tower,
in Hong Kong		Convention Plaza
1 Harbour Road
Wanchai, Hong Kong

Authorised representative	:	Xiao Yaqing

Company Secretary	:	Liu Qiang

Department for corporate	:	Secretarial Office to the Board
information and inquiry

Telephone for corporate	:	(86) 10 6398 5654
information and inquiry

Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")

Name of share	:	Chalco

Stock code	:	2600 (HKSE)
ACH (NYSE)

1

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company, its subsidiaries, and jointly controlled entities (the "Group") for the six months ended June 30, 2005, and would like to express our gratitude to our shareholders and the staff for their support for the Company.

RESULTS

The consolidated turnover of the Group for the six months ended June 30, 2005 amounted to RMB17,849million, representing an increase of 25.65% over the same period last year. The consolidated net profit attributable to shareholders of the Company for the six months ended June 30, 2005 amounted to RMB3,554million, representing an increase of 1.78% over the same period last year. The basic earnings per share was RMB0.32 for the six months ended June 30, 2005.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2005

			As restated
		Unaudited	Audited
		As of	As of
		June 30,	December 31,
		2005	2004
	Note	RMB'000	RMB'000

Assets

Non-current assets
Property, plant and equipment	4	37,024,146	34,026,233
Land use rights	4	15,898	16,048
Intangible assets	4	760,231	729,153
Interest in jointly controlled entities		65,783	66,877
Interest in associated companies	5	866,685	45,000
Investments in securities		-	10,800
Available for sale financial assets		10,305	-
Deferred tax assets		298,318	307,370
Other long-term receivables		107,797	-

		39,149,163	35,201,481

Current assets
Inventories		5,858,429	5,231,907
Accounts receivable, net	6	2,142,981	1,965,127
Held-to-maturity investments		11,035	10,860
Other current assets		889,742	924,932
Cash and cash equivalents		5,348,628	6,223,763

		14,250,815	14,356,589

Total assets		53,399,978	49,558,070

2

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)
AS OF JUNE 30, 2005

			As restated
		Unaudited	Audited
		As of	As of
		June 30,	December 31,
		2005	2004
	Note	RMB'000	RMB'000

Equity

Share capital and reserves
Share capital		11,049,876	11,049,876
Reserves		8,696,143	8,696,143
Retained earnings
Proposed dividend		-	1,944,778
Unappropriated retained earnings		9,429,815	5,875,998

		29,175,834	27,566,795
Minority interests		1,386,183	1,239,083

Share capital and reserves	7	30,562,017	28,805,878

Liabilities

Non-current liabilities
Long-term deposits payable		399,028	-
Long-term loans	8	8,283,382	7,391,663
Deferred tax liabilities		171,850	167,054

		8,854,260	7,558,717

Current liabilities
Accounts payable	9	2,011,258	2,047,831
Other payables and accruals		4,784,517	5,544,568
Taxation payable		701,815	1,078,508
Current portion of long-term loans	8	1,374,525	1,073,658
Short-term bonds	10	1,945,567	-
Unsecured short-term loans		3,166,019	3,448,910

		13,983,701	13,193,475

Total liabilities		22,837,961	20,752,192

Share capital, reserves and total liabilities		53,399,978	49,558,070

Net current assets		267,114	1,163,114

Total assets less current liabilities		39,416,277	36,364,595

3

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED JUNE 30, 2005

		Unaudited
			As restated
		Six months	Six months
		ended June 30,	ended June 30,
		2005	2004
	Note	RMB'000	RMB'000

Turnover	11	17,848,749	14,205,165
Cost of goods sold		(11,771,655)	(8,579,287)

Gross profit		6,077,094	5,625,878

Other gains, net	11	93,222	22,484
Selling and distribution expenses	12	(319,495)	(298,060)
General and administrative expenses	13	(606,816)	(523,925)
Research and development expenses		(52,413)	(58,090)

Operating profit		5,191,592	4,768,287
Finance costs	14	(181,370)	(32,890)

Operating profit after finance costs		5,010,222	4,735,397
Share of profit of an associated company		7,798	-
Share of loss of jointly controlled entities		(1,094)	(695)

Profit before income taxes		5,016,926	4,734,702
Income taxes	17	(1,334,374)	(1,077,784)

Profit for the period		3,682,552	3,656,918

Attributable to:
Shareholders of the Company		3,553,817	3,492,322
Minority interests		128,735	164,596

		3,682,552	3,656,918

Basic earnings per share for profit attributable		RMB	RMB
to shareholders of the Company	18	0.32	0.32

4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Unaudited
	Six months ended June 30, 2005

	Attributable to shareholders of the Company					Minority interests

			Statutory	Statutory
	Share	Capital	surplus	public	Retained		Total
	capital	reserve	reserve	welfare fund	earnings		equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2005,
as previously reported	11,049,876	6,204,045	1,277,789	1,214,309	7,410,124	-	27,156,143
As of January 1, 2005,
as previously separately
reported as minority interests	-	-	-	-	-	1,239,083	1,239,083
Effect after adopting HKAS23	-	-	-	-	410,652	-	410,652

As of January 1, 2005,
as restated	11,049,876	6,204,045	1,277,789	1,214,309	7,820,776	1,239,083	28,805,878
Profit for the period	-	-	-	-	3,553,817	128,735	3,682,552
Capital contributions	-	-	-	-	-	99,000	99,000
Dividend paid	-	-	-	-	(1,944,778)	(80,635)	(2,025,413)

As of June 30, 2005	11,049,876	6,204,045	1,277,789	1,214,309	9,429,815	1,386,183	30,562,017

	Unaudited
	Six months ended June 30, 2004

	Attributable to shareholders of the Company					Minority interests

			Statutory	Statutory
	Share	Capital	surplus	public	Retained		Total
	capital	reserve	reserve	welfare fund	earnings		equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2004,
as previously reported	10,499,900	3,493,594	592,682	563,017	3,593,148	-	18,742,341
As of January 1, 2004,
as previously separately
reported as minority interests	-	-	-	-	-	651,928	651,928
Effect after adopting HKAS23	-	-	-	-	232,456	-	232,456

As of January 1, 2004,
as restated	10,499,900	3,493,594	592,682	563,017	3,825,604	651,928	19,626,725
Profit for the period	-	-	-	-	3,492,322	164,596	3,656,918
Dividend paid	-	-	-	-	(1,060,788)	-	(1,060,788)
Issue of new shares
at premium	549,976	2,750,672	-	-	-	-	3,300,648
Share issue expenses	-	(49,998)	-	-	-	-	(49,998)

As of June 30, 2004	11,049,876	6,194,268	592,682	563,017	6,257,138	816,524	25,473,505

5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Unaudited
	Six months ended June 30,
	2005	2004
	RMB'000	RMB'000

Net cash inflow from operating activities	3,061,002	2,788,844

Net cash used in investing activities	(4,864,986)	(3,808,094)

Net cash inflow from financing activities	928,849	2,763,132

(Decrease) / increase in cash and cash equivalents	(875,135)	1,743,882

Cash and cash equivalents at beginning of the period	6,223,763	2,596,440

Cash and cash equivalents at end of the period	5,348,628	4,340,322

Analysis of balances of cash and cash equivalents:
Bank balances and cash, not pledged	5,348,628	4,423,088
Less: term deposits with initial term of over three months	-	(82,766)

Bank balances and cash	5,348,628	4,340,322

6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of preparation and accounting policies

These unaudited condensed interim consolidated financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed interim consolidated financial statements should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after January 1, 2005.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2	Changes in accounting policies

(a)	Effect of adopting new HKFRS

In 2005, the Group adopted the new HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

	HKAS 1	Presentation of Financial Statements
	HKAS 2	Inventories
	HKAS 7	Cash Flow Statements
	HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
	HKAS 10	Events after the Balance Sheet Date
	HKAS 16	Property, Plant and Equipment
	HKAS 17	Leases
	HKAS 21	The Effects of Changes in Foreign Exchange Rates
	HKAS 23	Borrowing Costs
	HKAS 24	Related Party Disclosures
	HKAS 27	Consolidated and Separate Financial Statements
	HKAS 28	Investments in Associates
	HKAS 31	Investments in Joint Ventures
	HKAS 32	Financial Instruments: Disclosures and Presentation
	HKAS 33	Earnings per Share
	HKAS 36	Impairment of Assets
	HKAS 38	Intangible Assets
	HKAS 39	Financial Instruments: Recognition and Measurement
	HKAS-Int 12	Scope of HKAS - Int 12 Consolidation - Special Purpose Entities
	HKAS-Int 15	Operating Leases - Incentives
	HKFRS 3	Business Combinations

7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(a)	Effect of adopting new HKFRS (continued)

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 16, 21, 24, 27, 28, 31, 33, HKAS-Int 12 and HKAS-Int 15 did not result in substantial changes to the Group's accounting policies. In summary:

		-	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and jointly controlled entities and other disclosures.

		-	HKASs 2, 7, 8, 10, 16, 27, 28, 31, 33, HKAS-Int 12 and HKAS-Int 15 had no material effect on the Group's accounting policies.

-

HKAS 21 had no material effect on the Group's accounting policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency (Renminbi ("RMB")) as the presentation currency for respective entity financial statements.

		-	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

HKAS17 has affected the property, plant and equipment and land use rights disclosures. Land use rights and property, plant and equipment are separately disclosed under the new requirement. The up-front prepayments made for the land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease. In prior years, land use rights were stated at cost less accumulated amortization and accumulated impairment loss.

The adoption of HKAS 23 has resulted in a change in accounting policy relating to the capitalization of borrowings costs. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying asset had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all the general borrowings outstanding. In prior years, borrowing costs were capitalized to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was:

		-	Amortized on a straight line basis over a period not more than 20 years; and

		-	Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

		-	The Group ceased amortization of goodwill from January 1, 2005;

		-	Accumulated amortization has been eliminated against cost as of December 31, 2004;

-

From the year ending December 31, 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment. Any impairment loss will be charged to the profit and loss account directly.

8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(a)	Effect of adopting new HKFRS (continued)

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

		-	HKFRS 3 and HKAS 38 - prospectively after the adoption date.

-

HKAS 39 - does not permit to recognize, derecognize and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practices No. 24 ("SSAP 24") "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognized at January 1, 2005.

		(i)	The adoption of HKFRS 3 and HKAS 38 resulted in:

			As of June 30, 2005
			RMB'000

	Increase in intangible assets		12,324
	Increase in retained earnings		12,324

			Six months ended
			June 30, 2005
			RMB'000

	Decrease in general and administrative expenses		(12,324)
	Increase in basic earnings per share		RMB0.001

(ii)	The adoption of HKAS 17 resulted in:

		As of	As of
		June 30,	December 31,
		2005	2004
		RMB'000	RMB'000

	Increase in land use rights	15,898	16,048
	Decrease in property, plant and equipment	(15,898)	(16,048)

9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(a)	Effect of adopting new HKFRS (continued)

		(iii)	The adoption of HKAS 23 resulted in:

	As of	As of	As of
	June 30,	December 31,	January 1,
	2005	2004	2004
	RMB'000	RMB'000	RMB'000

Increase in property, plant and equipment	592,212	577,706	317,962
Increase in deferred tax liabilities	171,850	167,054	85,506
Increase in retained earnings	420,362	410,652	232,456

	For the
	year ended	Six months
	December 31,	ended June 30,
	2004	2005	2004
	RMB'000	RMB'000	RMB'000

Decrease in finance costs	(288,192)	(33,161)	(145,720)
Increase in depreciation of property,
plant and equipment	28,448	18,655	12,443
Increase in income tax	81,548	4,796	42,305
Increase in basic earnings per share	RMB0.02	RMB0.001	RMB0.01

(iv)	The adoption of HKAS 39 resulted in:

		As of June 30, 2005
		RMB'000

	Increase in available for sale financial assets	10,305
	Decrease in non-trading securities	(10,305)

The adoption of HKAS 31 and HKAS 39 did not have any effect on the basic earnings per share.

The adoption of HKFRS 3 and HKAS 38 did not affect the unappropriated retained earnings as at January 1, 2004.

No early adoption of the following new Standards or Interpretations that have been issued but are not yet effective. It is expected that the adoption of such Standards or Interpretations will not expect to be resulted in substantial changes to the Group's accounting policies.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS-Int 3	Emission Rights
HKFRS-Int 4	Determining whether an Arrangement contains A Lease
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(b)	New accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six months ended June 30, 2005 are the same as those set out in 2004 annual financial statements except for the following:

		2.1	Acquisition of subsidiaries and associated companies

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group's fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the profit and loss account.

An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment, the measurement and recognition of goodwill is same as that of goodwill arising from the acquisition of subsidiaries. Goodwill relating to an associate is included in the carrying amount of the investment. Appropriate adjustments to the investor's share of the profits or losses after acquisition are made to account based on their fair values at the date of acquisition.

		2.2	Property, plant and equipment

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

		2.3	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. The Group ceased amortization of goodwill from January 1, 2005. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(b)	New accounting policies (continued)

		2.4	Foreign currency translation

			(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

			(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

			(c)	Group companies

The Company's subsidiaries, jointly-controlled entities and associated companies are located in the People's Republic of China ("PRC"). Its functional and presentation currencies are in RMB.

		2.5	Impairment of assets

Assets that have an indefinite useful life are not subject to amortization, which are at least tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(b)	New accounting policies (continued)

		2.6	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying asset had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all the general borrowings outstanding.

Other borrowing costs are expensed as incurred.

		2.7	Investments

From January 1, 2004 to December 31, 2004:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities, trading securities, held-to-maturity securities and futures contracts.

(i) Investment securities

These represent long-term investments in unlisted securities which are stated at cost to the Group less provision for impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The amount of the reduction is recognized as an expense in the profit and loss account.

(ii) Trading securities

These represent short-term investments in listed securities that the Group intends to hold for sale and are carried at fair value, which normally represents the market value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of the investments are recognized in the profit and loss account. Gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

(iii) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost less/plus any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest expense/income in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense immediately.

13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(b)	New accounting policies (continued)

		2.7	Investments (continued)

			(iv)	Futures contracts

The Group uses futures contracts to reduce its exposure to fluctuations in the price of primary aluminum. Payments for entering into these futures contracts are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in fair value of futures contracts are recognized immediately in the profit and loss account.

The fair value of futures contracts is based on quoted market prices at the balance sheet date.

From January 1, 2005 onwards:

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

			(i)	Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

			(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

			(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(b)	New accounting policies (continued)

		2.7	Investments (continued)

			(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognized on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the profit and loss account in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the profit and loss account - is removed from equity and recognized in the profit and loss account. Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account.

15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2	Changes in accounting policies (CONTINUED)

	(b)	New accounting policies (continued)

		2.8	Accounts receivable and other receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the profit and loss account.

		2.9	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

		2.10	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Income tax

The Group is subject to income taxes in various regions within the PRC. As a result of certain matters relating to the income taxes have not been confirmed by the local tax bureau, objective estimate and judgment based on currently enacted tax laws, regulations and other related polices are required in determining the provision of income taxes to be made. Where the final tax outcome of these matters are different from the amounts originally recorded, the differences will impact the income tax and tax provisions in the period in which the differences realize.

4	Capital expenditure

	Intangible assets

				Property,
		Mining		plant and	Land use
	Goodwill	rights	Total	equipment	rights
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Audited, net book amount
as of January 1, 2005,
as previously reported	406,686	322,467	729,153	33,464,575	-
Effect after adopting
HKAS 17	-	-	-	(16,048)	16,048
Effect after adopting
HKAS 23	-	-	-	577,706	-

Net book amount as of
January 1, 2005,
as restated	406,686	322,467	729,153	34,026,233	16,048

Unaudited
Additions	-	52,573	52,573	4,216,304	-
Disposals	-	-	-	(2,629)	-
Amortization/depreciation
charge for the period	-	(21,495)	(21,495)	(1,211,537)	(150)
Impairment losses	-	-	-	(4,225)	-

Net book amount
as of June 30, 2005	406,686	353,545	760,231	37,024,146	15,898

17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5	Acquisition of Lanzhou Aluminum

On March 28, 2005, the Group acquired 28% of the share capital of Lanzhou Aluminum Corporation Limited ("Lanzhou Aluminum"), a company with its A Shares listed on Shanghai Stock Exchange in the People's Republic of China ("PRC"). The principal activities of Lanzhou Aluminum are the manufacturing and selling of primary aluminum in the PRC.

6	Accounts receivable, net

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Gross trade receivables	878,012	921,263
Less: Provision for impairment of receivables	(487,712)	(480,331)

Trade receivables, net (Note (a))	390,300	440,932
Bills receivables (Note (b))	1,752,681	1,524,195

	2,142,981	1,965,127

(a)	The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted.

As of June 30, 2005, the aging analysis of trade receivables, net, was as follows:

		Unaudited	Audited
		As of	As of
		June 30,	December 31,
		2005	2004
		RMB'000	RMB'000

	Within 1 month	182,439	218,258
	Between 2 and 6 months	72,261	41,191
	Between 7 and 12 months	43,005	26,848
	Between 1 and 2 years	23,604	81,260
	Over 2 years	68,991	73,375

		390,300	440,932

(b)	Bills receivables are bills of exchange with maturity dates of within six months.

18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7	Share capital and reserves

(a) Share capital

At the annual general meeting of the Company held on June 9, 2005, the Company was approved to submit applications to China Securities Regulatory Commission for the issue of up to 1,500,000,000 A shares to the PRC public, and to the Shanghai Stock Exchange for a listing of its A shares thereon. The amount raised is expected to be not more than RMB8,000million. Currently, preparation of the said application is currently in progress.

(b) Appropriations of profit

For the six months ended June 30, 2005, no transfer has been made to statutory surplus reserve and statutory public welfare fund from profit for the period. The Company, however, has retained sufficient funds for such purpose and these transfers shall be made at the end of the year in accordance with the articles of association of the Company.

8	Long-term loans

Long-term loans include bank loans and loans from other financial institutions which are analyzed as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Loans - unsecured	9,657,907	8,465,321
Current portion of long-term loans	(1,374,525)	(1,073,658)

	8,283,382	7,391,663

As of June 30, 2005, the Group's bank loans and loans from other financial institutions were repayable as follows:

	Bank loans
	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Within one year	1,355,525	1,054,658
In the second year	1,790,525	1,621,658
In the third to fifth year	3,653,734	4,419,635
After the fifth year	2,839,123	1,350,370

	9,638,907	8,446,321

	Loans from other
	financial institutions
	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Within one year	19,000	19,000

19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8	Long-term loans (CONTINUED)

	Total
	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Within one year	1,374,525	1,073,658
In the second year	1,790,525	1,621,658
In the third to fifth year	3,653,734	4,419,635
After the fifth year	2,839,123	1,350,370

	9,657,907	8,465,321

As of June 30, 2005, the annual interest rate of long-term bank loans and loans from other financial institutions ranged from 0.3% to 6.12% (2004: 0.3% to 5.9%) and 5.31% (2004: 5.31%), respectively.

9	Accounts payable

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Trade payables (Note (a))	2,000,181	1,998,738
Bills payable (Note (b))	11,077	49,093

	2,011,258	2,047,831

(a)	Trade payables

As of June 30, 2005, the aging analysis of trade payables was as follows:

		Unaudited	Audited
		As of	As of
		June 30,	December 31,
		2005	2004
		RMB'000	RMB'000

	Within 1 month	1,163,135	1,345,461
	Between 2 and 6 months	645,101	491,386
	Between 7 and 12 months	113,092	72,982
	Between 1 and 2 years	31,723	22,763
	Between 2 and 3 years	6,927	9,916
	Over 3 years	40,203	56,230

		2,000,181	1,998,738

(b)	Bills payable are repayable within six months.

20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10	Short-term Bonds

On June 15, 2005, the Company issued short-term zero-coupon bonds with total face value of RMB2billion (face value of RMB100 per unit) and maturity of 1 year. The effective interest rates of these bonds were 3.33% per annum.

11	Turnover, revenue and segment information

The Group is principally engaged in the production and sale of alumina and primary aluminum. Revenues recognized are as follows:

	Unaudited
	Six months ended June 30,
	2005	2004
	RMB'000	RMB'000

Turnover
Sales of goods, net of value-added tax	17,848,749	14,205,165

Other revenues
Sale of scrap and other materials	98,474	98,798
Supply of electricity, heat,
gas and water	147,601	135,956
Rendering of services (Note(a))	25,516	30,915

Total other revenues	271,591	265,669
Expenses related to other revenues (Note(b))	(258,410)	(241,789)

	13,181	23,880
Interest income	45,593	28,929
Income from unlisted investments	4,550	176
Government subsidies	1,678	2,248
Gain on disposal of fixed assets
- non production facilities	-	2,556
Unrealised fair value gain on interest swaps contracts	2,437	-
Fair value gain on long-term deposits payable	26,472	-
Fair value loss on short-term investments
(realized and unrealized)	(166)	(1,846)
Fair value gain (loss) on futures contracts
(realized and unrealized)	16,040	(33,247)
Fair value loss on amounts due from related parties	(16,500)	-
Others	(63)	(212)

Other gains, net	93,222	22,484

Note (a):	Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

Note (b):	Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11	Turnover, revenue and segment information (CONTINUED)

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

*	Alumina segment	-	comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment	-	comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

	Unaudited
		As restated
	Six months ended	Six months ended
	June 30,	June 30,
	2005	2004
	RMB'000	RMB'000

Segment results
Turnover
Alumina
External sales	11,108,418	9,353,870
Inter-segment sales	2,298,870	2,002,180

	13,407,288	11,356,050

Primary aluminum-external sales	6,682,044	4,806,011
Corporate and other
services-external sales	58,287	45,284
Inter-segment elimination	(2,298,870)	(2,002,180)

Total turnover	17,848,749	14,205,165

Cost of goods sold
Alumina	(7,682,569)	(6,086,611)
Primary aluminum	(6,290,321)	(4,422,008)
Corporate and other services	(53,763)	(33,054)
Inter-segment elimination	2,254,998	1,962,386

Total cost of goods sold	(11,771,655)	(8,579,287)

22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11	Turnover, revenue and segment information (continued)

Primary reporting format - business segments (continued)

	Unaudited
		As restated
	Six months ended	Six months ended
	June 30,	June 30,
	2005	2004
	RMB'000	RMB'000

Segment results (continued)
Gross profit
Alumina	5,724,719	5,269,439
Primary aluminum	391,723	384,003
Corporate and other services	4,524	12,230
Inter-segment elimination	(43,872)	(39,794)

Total gross profit	6,077,094	5,625,878

Other costs, net of other gains, net
Alumina	(501,795)	(423,746)
Primary aluminum	(221,454)	(258,826)
Corporate and other services	(46,396)	(33,271)
Unallocated	(115,857)	(141,748)

Total other costs, net of other
gains, net	(885,502)	(857,591)

Segment operating profit (loss)
Alumina	5,222,924	4,845,693
Primary aluminum	170,269	125,177
Corporate and other services	(41,872)	(21,041)
Unallocated	(115,857)	(141,748)
Inter-segment elimination	(43,872)	(39,794)

Total operating profit	5,191,592	4,768,287
Finance costs	(181,370)	(32,890)

Operating profit after finance costs	5,010,222	4,735,397
Share of profit of an associated
company-primary aluminum	7,798	-
Share of loss of jointly controlled
entities-primary aluminum	(1,094)	(695)

Profit before income taxes	5,016,926	4,734,702
Income taxes	(1,334,374)	(1,077,784)

Profit for the period	3,682,552	3,656,918

23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11	Turnover, revenue and segment information (CONTINUED)

Secondary reporting format - geographical segments

All operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

12	Selling and distribution expenses

		Unaudited
		Six months ended June 30,
		2005	2004
		RMB'000	RMB'000

	Transportation and loading	180,623	171,658
	Packaging expenses	74,051	62,690
	Miscellaneous port expenses	16,327	19,802
	Salaries and welfare expenses	14,362	12,249
	Sales commission and other handling fee	14,281	3,886
	Others	19,851	27,775

		319,495	298,060

13	General and administrative expenses

		Unaudited
		Six months ended June 30,
		2005	2004
		RMB'000	RMB'000

	Salaries and welfare expenses	217,186	211,328
	Taxes other than income taxes (Note)	194,753	167,233
	Rental expenses	41,938	5,668
	Depreciation of property, plant and equipment - non production	37,953	36,296
	Traveling and entertainment	31,967	28,991
	Utilities and office supplies	22,263	21,423
	Insurance	20,694	15,315
	Provision for impairment of receivables and
	bad debts written off (recovery of bad debts written off), net	9,131	(2,722)
	Repairs and maintenance	7,747	8,746
	Amortization of goodwill	-	12,324
	Others	23,184	19,323

		606,816	523,925

Note:

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of consumption tax, value-added tax and business tax which are actually paid.

24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14	Finance costs

		Unaudited
			As restated
		Six months ended	Six months ended
		June 30,	June 30,
		2005	2004
		RMB'000	RMB'000

	Interest expenses	330,794	218,668
	Less: amount capitalized in
	construction in progress	(148,446)	(172,204)

		182,348	46,464
	Exchange gain, net	(978)	(13,574)

		181,370	32,890

15	Staff costs

		Unaudited
		Six months ended June 30,
		2005	2004
		RMB'000	RMB'000

	Wages, salaries and bonus	993,355	1,070,267
	Housing subsidies	75,883	92,001
	Contributions to the retirement schemes (Note (a))	199,607	203,274
	Welfare and other expenses (Note (b))	256,259	271,466

		1,525,104	1,637,008

Note (a)

The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group was required to make monthly defined contributions to these plans at rates approximately 20% of the employees' basic wages / salaries for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments, are held separately from the Company and its subsidiaries.

Note (b)

Welfare and other expenses included welfare, staff committee expenses, education expenses, unemployment insurance expenses. Among them, welfare was accrued based on 14% of the wages / salaries and recognized in the profit and loss account.

25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16	Expenses charged (credited) to the profit and loss account

	Unaudited
	Six months ended June 30,
	2005	2004
	RMB'000	RMB'000

Depreciation	1,188,924	1,006,394
Operating lease rentals in respect of land and buildings	180,228	79,597
Amortization of mining rights	21,495	17,303
(Gain) loss on disposal of fixed assets	(464)	6,943
Provision for obsolete inventories	109	33,400

17	Taxation

	(a)	The amount of taxation charged to the profit and loss account represents:

	Unaudited
		As restated
	Six months ended	Six months ended
	June 30,	June 30,
	2005	2004
	RMB'000	RMB'000

Current taxation:
PRC income tax	1,327,114	1,158,288
Over provision in prior period	(6,588)	(23,787)
Deferred tax	13,848	(56,717)

	1,334,374	1,077,784

(b)

The current PRC income taxes of the Group have been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches of the Group located in specified regions or provinces of PRC, were granted a tax concession to pay PRC income tax at a preferential rate of 15% for a period of ten years, exempted PRC income tax for the first 5 years from the commencement of operation, or exempted PRC income tax for the first year and half for the following two years. Moreover, the Group also enjoys tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market. For the six months ended June 30, 2005, the Group's weighted average effective tax rate was appropriately 26.7% (For the six months ended June 30, 2004: 22.8%)

Share of an associated company's taxation for the six months ended June 30, 2005 amounted RMB1,596,000 (2004:Nil), were included in the unaudited condensed interim consolidated profit and loss account as share of profit of an associated company.

No share of jointly controlled entities' taxation for the six months ended June 30, 2005 (2004: RMB31,000) were included in the unaudited condensed interim consolidated profit and loss account as share of loss of jointly controlled entities.

(c)	Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18	Earnings per share

The calculation of basic earnings per share for the six months ended June 30, 2005 is based on the shareholders' profit for the six months ended June 30, 2005 of RMB3,553,817,000 (For the six months ended June 30, 2004 as restated: RMB3,492,322,000) and the outstanding number of 11,049,876,153 shares in issue (six months ended June 30, 2004: 11,034,683,446 shares) during the period.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

19	contingent liabilities

(a) As of June 30, 2005, the Group has no significant pending litigation.

(b) Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5million (approximately RMB62.1million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

With effort contributed by both parties, significant progress was made, including the preparation of the drafts of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the China State Development and Reform Commission.

Both parties are actively working on the pre-joint venture preparations according to the agreed schedule.

20	Commitments

(a) Capital commitments for property, plant and equipment:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Contracted but not provided for	1,965,030	3,024,071
Authorized but not contracted for	6,596,450	5,672,804

	8,561,480	8,696,875

27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20	Commitments (CONTINUED)

	(b)	Capital contribution to a jointly controlled entity

Pursuant to the resolution on June 19, 2005, of the board of directors of Guangxi Huayin Aluminum Co., Ltd. ("Guangxi Huayin"), a jointly controlled entity of the Company, it was resolved that the total investment in Guangxi Huayin be increased from RMB10 million to approximately RMB8,491.26 million. Pursuant to relevant PRC regulations, 25% of such total investment, i.e. an aggregate of approximately RMB2,133 million, have to be contributed by the shareholders in proportion to their equity interests in Guangxi Huayin as registered capital, which has agreed to be made by the shareholders in three instalments in each of 2005, 2006 and 2007.

On July 31, 2005, the shareholders of Guangxi Huayin (including the Company) entered into a supplemental agreement (the "Supplemental Agreement") to amend the Shareholders' Capital Contribution Agreement dated February 15, 2003, which further sets out the plan to increase the total investment and registered capital as required by Guangxi Huayin to carry out its initial alumina project (estimated initial annual production capacity of 1,600,000 tonnes).

According to the Supplemental Agreement, the Company will contribute an aggregate of approximately RMB701 million to the registered capital of the Guangxi Huayin. Up to the date of this report, the Company had made RMB169.65 million as capital contribution to Guangxi Huayin.

	(c)	Commitments under operating leases

The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Not later than one year	317,464	245,984
Later than one year and not later than five years	1,146,560	983,934
Later than five years (Note)	10,005,413	9,529,497

	11,469,437	10,759,415

	Note:	They mainly represent commitments under operating leases in relation to land later than five years but not later than forty-eight years.

21	Related party balances and transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Aluminum Corporation of China ("Chinalco"), its subsidiaries, associated companies and jointly controlled entities (collectively "Chinalco Group") in the ordinary course of business. In accordance with the revised HKAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group. Neither Chinalco nor the PRC government has published financial statements.

28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

The related parties that had transactions with the Group were as follows:

Name of related parties		Relationship with the Company

Chinalco	(Chinese characters)	The holding company of the Company
Shandong Aluminum Co.	(Chinese characters)	A branch of Chinalco
Qinghai Aluminum Co. Ltd.	(Chinese characters)	A branch of Chinalco
The Great Wall Aluminum Co.	(Chinese characters)	A branch of Chinalco
Shanxi Aluminum Plant	(Chinese characters)	A branch of Chinalco
Pingguo Aluminum Co.	(Chinese characters)	A branch of Chinalco
Guizhou Aluminum Plant	(Chinese characters)	A branch of Chinalco
Zhongzhou Aluminum Plant	(Chinese characters)	A branch of Chinalco
Zhengzhou Institute of Light Metal
Research	(Chinese characters)	A branch of Chinalco
Shanxi Charcoal Plant	(Chinese characters)	A branch of Chinalco
Luoyang Institute of Non-Ferrous
Metal Research	(Chinese characters)	A branch of Chinalco
The Sixth Metallurgy Construction
Co. of China Non-Ferrous Metal
Industry	(Chinese characters)	A branch of Chinalco
The twelfth Metallurgical Construction
Co. of China Non-Ferrous Metal
Industry	(Chinese characters)	A branch of Chinalco
The South-western Aluminum
Group Co. Ltd	(Chinese characters)	A branch of Chinalco
China Aluminum International
Engineer Co. Ltd.	(Chinese characters)	A branch of Chinalco
Shenyang Institute of Aluminum and
Magnesium Design and Research	(Chinese characters)	A branch of Chinalco
Guiyang Institute of Aluminum and
Magnesium Design and Research	(Chinese characters)	A branch of Chinalco
China Aluminum South-western
Aluminum Slab Band Co. Ltd.	(Chinese characters)	A branch of Chinalco
Chongqing South-western Aluminum
Minsheng Industry Co.	(Chinese characters)	A branch of Chinalco
China Aluminum Zhiye Development
Co. Ltd	(Chinese characters)	A branch of Chinalco
China Aluminum Ruimin Slab
Band Co. Ltd.	(Chinese characters)	A branch of Chinalco
Henan Changxing Industry Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhuhai Enterprise Development
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco

29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

The related parties that had transactions with the Group were as follows (continued):

Name of related parties		Relationship with the Company

Henan the Great Wall Development
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhengfengtai Decoration Material
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Beijing Ludong Trading Co. Ltd. of
Shandong Aluminum	(Chinese characters)	A subsidiary of Chinalco
Guiyang Institute of Aluminum and
Magnesium Design and Research
Engineer Co.	(Chinese characters)	A subsidiary of Chinalco
China Non-Ferrous Technique
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Suzhou Institute of Non-Ferrous
Machining	(Chinese characters)	A subsidiary of Chinalco
Luoyang Non-Ferrous Institute
Industry Co.	(Chinese characters)	A subsidiary of Chinalco
Luoyang Fuyang Decoration
Engineering Co.	(Chinese characters)	A subsidiary of Chinalco
Luoyang Jincheng Construction
Supervise Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Shenzhen Jinlu Machinery Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Shanxi Construction Engineering
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Shenyang Institute of Aluminum and
Magnesium Design and Research
Zhengzhou Branch	(Chinese characters)	A subsidiary of Chinalco
Shenyang Beiding Property
Management Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Exploration Co. of Shenyang
Institute of Aluminum and
Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco
Automation Branch of Shenyang
Institute of Aluminum and
Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco
Electronic Control Technique Branch
of Shenyang Institute of Aluminum
and Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco
Construction Supervise Co. of
Shenyang Institute of Aluminum
and Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco
Industrial Equipment Plant of
Shenyang Institute of Aluminum
and Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco

30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

The related parties that had transactions with the Group were as follows (continued):

Name of related parties		Relationship with the Company

The Great Wall New Technique
Development Co. of Shenyang
Institute of Aluminum and
Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco
Shenyang Institute of Aluminum and
Magnesium Design and Research
Engineer Co.	(Chinese characters)	A subsidiary of Chinalco
Shenyang Aluminum and Magnesium
Design and Wenyin Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Kangjialu Construction Design
Institute of Shenyang Institute of
Aluminum and Magnesium Design
and Research	(Chinese characters)	A subsidiary of Chinalco
Shenyang Boyu Aluminum and
Magnesium Design and Equipment
Production Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Jintong Equipment Co. Ltd. Of
Luoyang Non-Ferrous Institute	(Chinese characters)	A subsidiary of Chinalco
Guiyang Xinyu Construction
Supervise Co.	(Chinese characters)	A subsidiary of Chinalco
Guiyang Zhenxing Aluminum and
Magnesium Technical Industry
Development Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Equipment Installation and
Inspection Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Transportation Co.	(Chinese characters)	A subsidiary of Chinalco
Zibo Dadi Real Estate Development
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Yantai Ludong Trading Co. Ltd. of
Shandong Aluminum	(Chinese characters)	A subsidiary of Chinalco
Institute of Equipment Inspection of
Shandong Aluminum	(Chinese characters)	A subsidiary of Chinalco
Jinan Ludong Trading Co. Ltd. of
Shandong Aluminum.	(Chinese characters)	A subsidiary of Chinalco
Haikou Ludong Technical Trading
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Qingdao Boxin Aluminum Co.	(Chinese characters)	A subsidiary of Chinalco
Qingdao Ludong Non-Ferrous Metal
Supplying Co.	(Chinese characters)	A subsidiary of Chinalco

31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

The related parties that had transactions with the Group were as follows (continued):

Name of related parties		Relationship with the Company

Shanghai Ludong Trading Co. Ltd.
of Shandong Aluminum	(Chinese characters)	A subsidiary of Chinalco
Guizhou Aluminum Plant Business
Industry Co.	(Chinese characters)	A subsidiary of Chinalco
Guizhou Aluminum Huaguang
Aluminum Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Shandong Aluminum Import and
Export Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Shandong Aluminum Engineering
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhengzhou the Great Wall
Machining Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Henan the Great Wall Chemistry
Engineering Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhengzhou the Great Wall Import and
Export Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhengzhou New Great Wall Real
Estate Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Henan New Great Wall Industry Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Henan Aluminum the Great Wall
Information Technique Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhengzhou the Great Wall Property
Management Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Henan the Great Wall Electronic
Technique Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhengzhou New Century
Advertisement Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Zhengzhou Yindu Technical Business
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Guizhou Aluminum Plant
Construction Co.	(Chinese characters)	A subsidiary of Chinalco
Guizhou Aluminum Huamei
Decoration Engineer Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Guizhou Aluminum Huaxin new
Material Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Guizhou Aluminum Huayang
Charcoal Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Shanxi Aluminum Charcoal Plant	(Chinese characters)	A subsidiary of Chinalco
Jinlv Construction Co.	(Chinese characters)	A subsidiary of Chinalco
Jinlv Installation Co.	(Chinese characters)	A subsidiary of Chinalco
Pingguo XindaIndustry Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Xinxiang Zhongxin Chemistry
Engineering Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco

32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

The related parties that had transactions with the Group were as follows (continued):

Name of related parties		Relationship with the Company

Xinxiang SanzhongIndustry Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Xinxiang Hengxin Weaving Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Qinghai Aluminum Huatong
Charcoal Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Technical Service Branch of
Guiyang Institute of Aluminum and
Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco
Technical Consulting Co. of
Guiyang Institute of Aluminum and
Magnesium Design and Research	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Equipment Production Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Decoration Construction Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Special Model Material Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Yuzhou Environment Protection
Equipment Plant of South-western
Aluminum	(Chinese characters)	A subsidiary of Chinalco
Chongqing Yuhuan Non-Ferrous
Metal Casting Plant.	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Precision Casting Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Welding Plant	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Pull - tab Cans Plant	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Institute of Alloy Machining Research	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Import and Export Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Chongqing South-western Aluminum
Trading Co.	(Chinese characters)	A subsidiary of Chinalco
Hong Kong Western Aluminum Co.
Ltd.	(Chinese characters)	A subsidiary of Chinalco
Qingdao Ruimin Aluminum Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Jiaozuo Yincheng Construction and
Installation Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Jiaozuo Yitao Construction Material
Co. Ltd.	(Chinese characters)	A subsidiary of Chinalco
Henan Business Co. Ltd. of China
Aluminum	(Chinese characters)	A subsidiary of Chinalco
Zhuhai Yaqi Paper Material Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Guiyang Baiyun Fluoride Co. Ltd.	(Chinese characters)	An associated company of Chinalco

33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

The related parties that had transactions with the Group were as follows (continued):

Name of related parties		Relationship with the Company

Beijing Jiya Semi-conductor Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Jinlv Heat-resisting Material Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Xiaoyi Bauxite Mines Industry Co.
Shanxi Aluminum Plant	(Chinese characters)	An associated company of Chinalco
Zhengzhou the Great Wall Charcoal
Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Henan Zhongxin Industry Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Qingdao Meite Container Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Guizhou Jiyin Mine Smelting
Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Yuanping Jinlu Aluminum Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Qingdao Luhua Aluminum Door and
Window Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Henan Wanfeng Industry Co. Ltd.	(Chinese characters)	An associated company of Chinalco
Guangxi Aluminum Investment and
Development Co. Ltd.	(Chinese characters)	A holding company of the Company
Non-Ferrous Metal Co. Ltd. Of
Guangxi Investment Group	(Chinese characters)	An associated company of a founder
China Cinda Asset Management Co.	(Chinese characters)	A shareholder
Guangxi Investment (Group) Co. Ltd.	(Chinese characters)	A founder of the Company
Guizhou Provincial Materials
Development and
Investment Corporation	(Chinese characters)	A founder of the Company
Shanxi Jinxin Aluminum Co. Ltd.	(Chinese characters)	A jointly controlled entity of the
Company
Guangxi Guixi Huayin Aluminum	(Chinese characters)	A jointly controlled entity of the
Co. Ltd.		Company
Xinxiang Energy Co. Ltd. of Jiaozuo	(Chinese characters)	An associated company of the
Coal Group		Company
Lanzhou Aluminum	(Chinese characters)	An associated company of the
Corporation Limited		Company
Other stated-owned enterprises	(Chinese characters)	Related parties of the Company

34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

	(a)	Related party balances with Chinalco Group

		(i)	Due from Chinalco Group

As of June 30, 2005, included in other long-term receivables, accounts receivable and other current assets, were amounts due from Chinalco Group as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Trading in nature	183,586	178,305
Other receivables	179,300	204,737

	362,886	383,042

Other receivables from Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

On March 28, 2005, the Group and the Chinalco Group have mutually agreed that all the balances aged over one year as of December 31, 2004 will be settled within five years.

(ii)	Due to Chinalco Group

As of June 30, 2005, included in accounts payable and other payables were amounts due to Chinalco Group as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Trading in nature	49,859	79,408
Other payables	567,722	556,807

	617,581	636,215

Other payables to Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

(b)	Other related party balances

As of June 30, 2005, included in other current assets, was amount due from Guizhou Provincial Materials Development and Investment Corporation of approximately RMB55,616,000 (as of December 31, 2004: RMB55,616,000).

35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

	(c)	Related party balances with other state-owned enterprises

Included in the condensed interim consolidated balance sheet, were balances with other state-owned enterprises as follows:

	Unaudited	Audited
	As of	As of
	June 30,	December 31,
	2005	2004
	RMB'000	RMB'000

Current assets
Accounts receivable, net	1,783,286	1,557,981
Cash and cash equivalents	5,348,628	6,223,763
Other receivables and current assets, net	161,674	104,631

Non-current liabilities
Long-term bank loans	8,283,382	7,391,663

Current liabilities
Accounts payable and other liabilities	1,629,143	1,407,630
Short-term bonds	1,945,567	-
Short-term loans	3,166,019	3,448,910
Current portion of long-term bank loans	1,355,525	1,054,658
Current portion of other long-term loans	19,000	19,000

Except for cash at banks, loans and available-for-sale investments stated above, all the balances of assets and liabilities are unsecured, non-interest bearing and receivable or repayable within one year.

36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

	(d)	Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the condensed interim consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the period were as follows:

		Unaudited
		Six months ended June 30,
		2005	2004
	Note	RMB'000	RMB'000

Sales of materials and finished goods to:	(I)
Chinalco Group		1,288,762	767,307
Jointly controlled entity		53,062	9,009
Associated company		340,845	-
Guangxi Investment (Group) Co. Ltd.		42,388	-

		1,725,057	776,316

Provision of utility services to Chinalco Group	(II)	248,997	169,020

Provision of engineering, construction
and supervisory services by Chinalco Group	(III)	945,681	319,662

Purchases of key and auxiliary materials from
Chinalco Group	(IV)	327,825	185,264

Provision of social services and logistics
services Chinalco Group	(V)	457,105	449,200

Land and building rental charged
by Chinalco Group	(VI)(i)	126,615	85,663

Headquarter's office rental charged
by Chinalco Group	(VI)(ii)	18,915	-

37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

	(d)	Related party transactions with Chinalco Group and other related parties (continued)

(I)

Materials and finished goods sold to Chinalco Group during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are as covered by general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

			(i)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

			(ii)	If there is no State-prescribed price then adoption of State-guidance price;

			(iii)	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

			(iv)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

		(II)	Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (I)(i) above.

(III)

Engineering, project construction and supervisory services were provided by Chinalco Group to the Company mainly for construction projects during the period. Provisions of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) (I)(ii) is adopted for pricing purposes.

(IV)

Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco Group are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (I)(i) above.

(V)

Social services and logistics services were provided by Chinalco Group and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco Group. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Related party balances and transactions (CONTINUED)

	(d)	Related party transactions with Chinalco Group and other related parties (continued)

		(VI)	Rental fee is payable to Chinalco Group for

(i)

Use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group. The annual rent payable is approximately RMB240 million.

Occupancy of the land and buildings by a subsidiary of the Company, Shanxi Huatai Charcoal Co. Ltd's (Chinese characters) for production and office use according to the rental agreement signed by Shanxi Huatai Coal Co. Ltd and Chinalco Group. The annual rent payable is about RMB11 million.

			(ii)	Use of property as office premises according to the rental agreement signed in March 2005. The annual rent payable is about RMB62 million.

As of June 30, 2005, there existed the following arrangements between the Group and Chinalco Group and other related parties:

			(i)	Guarantees granted by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(ii)

The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

	(e)	Related party transactions with other state-owned enterprises:

	Unaudited
	Six months ended June 30,
	2005	2004
	RMB'000	RMB'000

Purchases of electricity	1,973,554	1,649,594
Sale of alumina	6,488,785	5,440,091
Sale of primary aluminum	406,995	373,994
Purchases of raw materials	1,066,696	727,111
Construction in progress and construction materials	503,489	232,467
Long-term loans borrowed	1,590,652	1,217,000
Short-term loans borrowed	1,757,842	1,961,482
Interest income	45,593	28,929
Bank charges	338,934	218,668

Related party transactions with other state-owned enterprises were conducted in the normal course of business at normal commercial terms.

39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22	Financial risk management

The Group is subjected to the following market risk:

	(i)	Credit risk

The carrying amount of accounts receivable included in the balance sheet represents the Group's maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectible accounts receivable has been made in the financial statements.

None of the Group's major customers exceed 10% of total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against adverse fluctuations in aluminum price. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding (losses) gains are recorded in the profit and loss account for the year. The unrealized holding gains and (losses) for the six months ended June 30, 2004 and year ended June 30, 2005 were RMB205,000 and RMB1,306,000, respectively.

	(ii)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 8 to the condensed interim consolidated financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. Except for the disclosure regarding exchange rate swaps contract in Note 22(v)(e) to the condensed interim consolidated financial statements, the Group does not use any derivative instruments to reduce its economic exposure to changes in interest/exchange rates.

40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22	Financial risk management (CONTINUED)

	(iii)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates except interest / exchange rate swap contract described in Note 22(v)(e) to the condensed interim consolidated financial statements. As of June 30, 2005 and December 31, 2004, the Group had the following foreign currency denominated short-term deposits:

			Unaudited	Audited
			As of	As of
			June 30,	December 31,
			2005	2004
			RMB'000	RMB'000

		Short-term deposits:
		U.S. Dollar denominated	14,004	459,744
		Hong Kong Dollar denominated	-	264
		Euro denominated	-	2

		The Group also had foreign currency denominated accounts receivable as of June 30, 2005 and December 31, 2004:

			Unaudited	Audited
			As of	As of
			June 30,	December 31,
			2005	2004
			RMB'000	RMB'000

		Accounts receivables:
		U.S. Dollar denominated	-	23,742

		The Group also had short-term and long-term foreign currency denominated loans as of June 30, 2005 and December 31, 2004:

			Unaudited	Audited
			As of	As of
			June 30,	December 31,
			2005	2004
			RMB'000	RMB'000

		Short-term loans
		U.S. Dollar denominated	1,499,879	1,052,770

		Long-term loans
		Danish Krone denominated	10,246	12,161

41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22	Financial risk management (CONTINUED)

	(iv)	Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

	(v)	Fair values

The carrying amounts of the Group's financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable and other receivables and financial liabilities, including trade accounts payable, bills payable, short-term debts, amounts due to related parties and other payables, approximate their fair values due to their short maturity. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments on the balance sheet:

(a) Futures contracts

	Unaudited			Audited
	As of June 30, 2005			As of December 31, 2004
	Contract	Market	Fair	Contract	Market	Fair
	value	value	value	value	value	value
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Futures contracts -
purchase contracts	71,737	69,833	(1,904)	-	-	-
Futures contracts -
sales contracts	43,537	42,939	598	220,961	225,933	(4,972)

The fair values of futures contracts are based on quoted market prices. As of June 30, 2005, the Group held purchase futures contracts covering 5,000 tonnes of aluminum matching in the period from August to September of 2005. As of June 30, 2005 and December 31, 2004, the Group held sales futures contracts covering 2,600 tones and 13,845 tonnes of aluminum maturing during the period from July to September of 2005 and in the first 3 months of 2005, respectively. As of June 30, 2005, the market price of these aluminum purchase futures contract outstanding was approximately RMB13,967 per tonne. Market prices of these aluminum futures contracts outstanding as of June 30, 2005 and December 31, 2004 ranged from RMB16,490 to RMB16,620 per tonne and from RMB16,214 to RMB16,430 per tonne, respectively.

42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22	Financial risk management (CONTINUED)

	(v)	Fair values (continued)

		(b)	Long-term deposits payable

	Unaudited		Audited
	As of June 30, 2005		As of December 31, 2004
	Book value	Fair value	Book value	Fair value
	RMB'000	RMB'000	RMB'000	RMB'000

Long term
deposits payable	399,028	399,028	-	-

The above fair values were based on cash flows discounted using a rate based on the weighted average annual deposit rate of 1.54% as of June 30, 2005.

(c)	Amount due from Chinalco Group

	Unaudited		Audited
	As of June 30, 2005		As of December 31, 2004
	Book value	Fair value	Book value	Fair value
	RMB'000	RMB'000	RMB'000	RMB'000

Amount due from
Chinalco Group	362,886	362,886	-	-
Less: non-current portion	(107,797)	(107,797)	-	-

	255,089	255,089	-	-

The above fair values were based on cash flow discounted using a rate based on the weighted average annual borrowing interest rate of 4.94% as of June 30, 2005.

(d)	Long-term loans

	As of June 30, 2005		As of December 31, 2004
	Book		Book
	value	Fair value	value	Fair value
	RMB'000	RMB'000	RMB'000	RMB'000

Bank loans	9,638,907	9,637,102	8,446,321	8,443,798
Other financial
institutions loans	19,000	19,000	19,000	19,000

The fair values of long-term loans are based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rates as at June 30, 2005 and December 31, 2004 were 4.0%.

43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22	Financial risk management (CONTINUED)

	(v)	Fair values (continued)

(e) Interest rate / exchange rate swaps contract

As of June 30, 2005, the nominal principal value of the interest swap contracts amounted to RMB 827,650,000. Such swaps contract made use of the change in interest rate to hedge the change in exchange rate. (As of December 31, 2004: Nil). For the six months ended June 30, 2005, gain from the changes in fair value since initial recognition from interest swap contracts of RMB 2,437,000 (For the year ended December 31, 2004: Nil), was included in the other current assets. Since the hedging transactions did not fully comply with all the conditions for hedge accounting in accordance with HKAS 39, those gain from the interest swap contract was recognized immediately in the profit and loss account.

(f) Investment in unlisted securities

Investments in unlisted equity securities are unquoted equity interests in which no quoted market prices for such investments are available in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs and the amounts are not material to the Group's financial statements.

23	Significant differences between accounting principles generally accepted in Hong Kong and in the United States

These condensed interim consolidated financial statements have made respective adjustments according to the adoption of the new standards of HKFRS. These condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP").

Major and significant differences, which affect net income and equity, include the following:

	(a)	Revaluation of fixed assets

Under HK GAAP, fixed assets transferred from Chinalco to the Group were accounted for under the acquisition accounting. As a result, the Group's fixed assets were revalued at fair value under HK GAAP. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

	(b)	Amortization of goodwill

Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing. Accordingly, except for the differences recognized in prior years, there is no difference between HK GAAP and U.S. GAAP in relation to amortization of goodwill.

44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

23	Significant differences between accounting principles generally accepted in Hong Kong and in the United States (CONTINUED)

	(c)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

	(d)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, deferred tax assets relating to the reversal of the fixed assets revaluation, goodwill amortization and mining rights are recognized.

	(e)	Minority interests

Consistent with disclosure requirement of HKFRS1- Presentation of Financial Statements, minority interests in the consolidated net assets and consolidated net profit under HK GAAP for prior year should be included as a portion of total equity and total profit attributable to shareholders respectively.

The net effects on net income and basic net income per share of the Group for the six months ended June 30, 2005 and equity as of June 30, 2005, after taking account of the above differences and related income tax effect, are a decrease in net income of approximately RMB25million (six months ended June 30, 2004, as restated: RMB50million), a decrease in basic net income per share of approximately RMB0.002 (as of the six months ended June 30, 2004, as restated: RMB0.005) and a decrease in equity of approximately RMB3.421billion (as of December 31, 2004, as restated: RMB3.377billion), respectively. In computing the net effects, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the estimates of revenue and expenses. Accounting estimates have been employed to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

24.	Comparative figures

The comparative figures presented in these condensed interim consolidated financial statements are prepared by the Group and have been adjusted for the impact of the relevant new HKFRSs as set out in note 2 to these condensed interim consolidated financial statements.

45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM DIVIDEND

The Board of Directors of the Company proposed not to declare an interim dividend for the period from January 1, 2005 to June 30, 2005 (for the period from January 1, 2004 to June 30, 2004: Nil).

MARKET REVIEW

Primary Aluminum

The first half of 2005 saw noticeable fluctuations in international primary aluminum prices. At the beginning of the year, the global economy enjoyed steady growth and the three-month aluminum futures price on the London Metals Exchange (the "LME") rose to a high of US$2,016.5 per tonne, the highest level for the past decade, which was attributable to the drive from funds. Due to the PRC's increased export, rebound of the US dollar and sell-off by certain funds, the primary aluminum price once dropped to US$1,680 per tonne, the lowest price since September 2004. In the first half of 2005, the average primary aluminum future price on the LME amounted to US$1,842 per tonne, representing an increase of 10.0% over the same period last year. The price of domestic primary aluminum recorded slight increase along with fluctuations. The primary aluminum spot price on the Shanghai Futures Exchange (the "SHFE") gradually increased to RMB16,936 per tonne in June from RMB16,029 per tonne in January. Primary Aluminum prices sank into a weak pattern since June with the impact of uncertainties including the State's macro-control policies, high prices of energy and raw materials as well as the abolishment of preferential policies regarding alumina tolling transactions. The average primary aluminum spot price on the SHFE was RMB16,579 per tonne, representing a decrease of 1.6% from the same period last year.

The global production and consumption of primary aluminum for the first half of 2005, both maintaining steadiness, amounted to 15,400,000 tonnes and 15,750,000 tonnes respectively. Despite the high prices of alumina and the increased power tariff in China, domestic production of primary aluminum still increased relatively significantly by 16.6% to 3,650,000 tonnes over the same period last year, while the consumption of primary aluminum amounted to 3,150,000 tonnes, representing an increase of 4.7% over the same period last year.

Price Trend of the Three-Month Aluminum Futures Prices on LME and SHFE

46

ALUMINA

The first half of 2005 saw no essential change in either international or domestic supply and demand of alumina, with alumina prices maintaining high. The alumina FOB price in the international market basically ranged between US$430 and US$470 per tonne. Imported alumina was sold in domestic market at stable prices ranging from RMB4,700 to RMB4,850 per tonne. The average spot retailing price of domestic-made alumina was RMB4,316 per tonne, and its current price is RMB4,330 per tonne.

In the first half of 2005, the global alumina production amounted to 30,070,000 tonnes with a consumption of 30,230,000 tonnes, representing a year-on-year increase of 5.3% and 6.1% respectively. The wide shortfall of domestic-made alumina supply amounted to as large as 48%, resulting in an shortage situation that is still to be eased effectively. In the first half of 2005, China produced 3,950,000 tonnes of alumina, representing a year-on-year increase of 15.5%; the supply of alumina amounted to 7,620,000 tonnes, representing a year-on-year increase of 17.2%. In the first half of 2005, China imported 3,670,000 tonnes of alumina.

BUSINESS REVIEW

Based on sufficient study on the State's policies and market analysis in the first half of 2005, the Company formulated effective measures in accordance with its annual targets. Despite the impact from various factors including increasing prices of raw materials and power, the Company leveraged market opportunities to speed up its development and put more efforts in management fundamentals and technological upgrades, with satisfactory results in production and operations.

-

Facing by the changing market situation, the Company accelerated the construction of new alumina projects and captured the favorable opportunities of acquisition and merger in the primary aluminum industry. The Company also fully capitalized on such opportunities brought forth by the alleviation in external power supply and transportation to carefully schedule its production. As a result, production level hit another historical high. During the first half of this year, the production volume of alumina amounted to 3,490,000 tonnes, representing an increase of 12.6% over the corresponding period last year. The production of alumina chemicals namely, multi-variety alumina and alumina hydrate was 465,000 tonnes, representing an increase of 21.1% compared to the same period last year. The production (inclusive of the 42,000 tonnes produced by Lanzhou Aluminum in the second quarter) of primary aluminum products amounted to 465,000 tonnes, representing an increase of 29.9% over the corresponding period last year.

-

The Company attached great importance to rationalized management and enhanced management fundamentals. With its fast development, the Company focused on implementation of the "strict, specialization, practice, innovation, sustainability and balance" management concepts. To address the surging energy price, the Company further optimized major technological and economic indexes of process operations. For the composite energy consumption of alumina, a decrease of 7% was recorded as compared with the corresponding period last year.

47

In response to the increasingly intensified competition in product market, the Company established Shandong Alumina Chemicals Sales Department and started the centralized sales of alumina chemicals, thus improving its product coverage and competitiveness.

The Company initiated such activities as "promoting clean production and developing recycling economy to strive for building a resource-saving enterprise", so as to facilitate the effective running of three systems of quality, environment and safety management.

-

The Company established a mining branch to strengthen resource management and exploration of new bauxite resources, leading to an additional bauxite reserve of 34,700,000 tonnes in the first half of this year. Meanwhile, the Company broadened the communication and cooperation with major bauxite fields, with progress in securing its self-owned bauxite resources through optimized resources allocation.

-

Several capital operations were accomplished. With the acquisition of 28% interests in Lanzhou Aluminum in March 2005, the Company became its largest shareholder. The annual smelting capacity of Lanzhou Aluminium is approximately 160,000 tonnes.

On June 15, 2005, the Company successfully issued the first tranche of short-term bonds amounting to RMB2billion in the PRC with a maturity of 365 days. The Company was authorized to issue short-term debentures in the aggregate principal amount of up to RMB5billion and plans to complete the issue within one year following the initial issue.

At the annual general meeting of the Company held on June 9, 2005, the Company was approved to submit applications to China Securities Regulatory Commission for the issue of up to 1,500,000,000 A Shares to the PRC public, and to the Shanghai Stock Exchange for the listing of its A Shares thereon. Currently, preparation for the said applications is currently in progress.

-	The Group accelerated its overseas development projects which were progressing smoothly.

*

In May 2004, the Company entered into a non-binding framework agreement with Companhia Valedo Rio Doce of Brazil ("CVRD") for the feasibility study of establishing a new refinery, ABC Alumina Refinery, for alumina production in Brazil. In the early 2005, the Company and CVRD embarked on the joint feasibility study of ABC project and began discussions on the relevant projects. The feasibility study is estimated to be completed in the second half of 2005. Phase I of the project is expected to be completed and put into production in 2008.

*

Following the submission of a letter of registration to the Queensland government in 2004, the Chinese joint parties led by the Company started the relevant preparation for the bidding, and had extensive communications with the Queensland government for the project development. The Chinese joint parties expect to re-submit a letter of intent to the Queensland government according to its requirement on bidding procedures in the second half of 2005. The bidding document is expected to be submitted in early 2006.

*

The Dak Nong project regarding alumina in Vietnam led by the Company was in smooth progress. The preliminary feasibility study report prepared by the Company was completed in the second quarter and submitted to the Vietnam government. The feasibility study of such project is expected to kick off within this year.

48

-

By focusing on its core business and capitalizing on market opportunities, the Group speeded up the expansion of production capacity and the construction of projects. For the first half of 2005, the Group's capital expenditure amounted to approximately RMB4.22billion:

	*	The second production line of the 300,000-tonne alumina ore-dressing Bayer project was put into production in Zhongzhou Branch;

	*	The main body of the 280,000-tonne aluminum and power joint project in Shanxi Huaze Aluminum and Power Company Limited was basically completed;

	*	The smelting process of the 85,000-tonne primary aluminum project in Qinghai Branch was fully completed;

*

The 800,000-tonne alumina phase III project in Shanxi Branch, the 700,000-tonne alumina project in Henan Branch and the 170,000-tonne series IV smelting brownfield project in Guizhou Branch were in smooth progress.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the Group's condensed interim financial statements together with the notes thereto as contained elsewhere in the interim report. The condensed interim financial statements have been prepared in accordance with HK GAAP, which may materially differ in certain respects from U.S. GAAP. A discussion of the material differences is set out in the Note 23 to the condensed interim financial statements.

Overview

The Group is engaged principally in alumina refining and primary aluminum smelting. The Group organizes and manages its operations according to the following business segments:

*	Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina, alumina chemicals and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling primary aluminum, carbon products and small portion of aluminum fabrication products.

*

Corporate and other services segment, which includes the headquarters' operations, research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.

49

Results of Operation

The Group's net profit attributable to shareholders of the Company amounted to RMB3,554million for the six months ended June 30, 2005, representing an increase of RMB62million from RMB3,492million for the same period last year.

Revenue

The Group's turnover increased by 25.65% from RMB14,205million for the first half of 2004 to RMB17,849million for the first half of 2005, representing an increase of RMB3,644million. The increase was primarily due to the growth in external sales volume of alumina and primary aluminum. However, the decline in selling price of primary aluminum had partially offset the impact of increase in sales volume.The Group's external sales volume of primary aluminum increased from 278,400 tonnes of the first half of 2004 to 425,800 tonnes for the first half of 2005, up 147,400 tonnes or 52.95%; the sales volume of alumina increased from 3,047,100 tonnes for the first half of 2004 to 3,514,800 tonnes for the first half of 2005, up 467,700 tonnes or 15.35%.

Segment turnover

For the first half of 2005, the Group's external selling price of alumina reached RMB3,221.2 per tonne (tax excluded, similarly hereinafter), basically equivalent to the selling price of RMB3,216.7 per tonne for the same period last year. For the first half of 2005, the market selling price of alumina in spot market is slightly higher than last year. However, as the Company desired to nourish, stabilize and consolidate the source of customers so as to guarantee steady selling price of alumina in long-term, the ratio of long-term contracts had been increased strategically; thus, the external selling price of alumina had been driven down generally.

For the first half of 2005, the Group's external selling price for primary aluminum product reached RMB 14,227.25 per tonnes, decreased by RMB60.29 per tonne from RMB14,287.54 per tonne for the same period last year.

Cost of Goods Sold

The Group's total cost of goods sold increased by RMB3,193million, up 37.2%, from RMB8,579million for the first half of 2004 to RMB11,772million for the first half of 2005. The increase was mainly attributable to an increase in sales volume of alumina and primary aluminum, which accounted for 69.1% of the increase of the total cost of goods sold. As affected by the increase in prices of raw materials and fuel, unit production costs of primary aluminum and alumina products increased. As a result, the effect accounted for 16.6% of the increase in costs of goods sold while the remaining 14.3% of the increase in cost of goods sold was contributed by other reasons (the increase in costs of imported alumina).

50

Other Gains, Net

The Group's other net gains in the first half of 2005 amounted to RMB93.22million, representing an increase of RMB70.74million as compared with RMB22.48million in the corresponding period last year, which was mainly attributable to Chalco International Trading, a subsidiary of the Company, settled part of its primary aluminum futures contracts, resulting in the loss on futures contract of RMB33.25million for the first half of 2004 changed to a profit of RMB16.04million for the first half of 2005 and increase in interest income of RMB16.66 million.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB21million, or 7.05%, from RMB298million for the first half of 2004 to RMB319million for the first half of 2005. The increase in sales volume of primary aluminum resulted in the growth of packaging expenses and transportation and loading costs.

General and Administrative Expenses

General and administrative expenses increased by RMB83million or 15.84% from RMB524million for the first half of 2004 to RMB607million for the first half of 2005. This is mainly due to an increase of RMB36million in administrative expenses as a result of the increase in land rental due to the adjustment of state-owned land premium as well as the new office buildings leased by the Company; and an increase of RMB28million in taxes other than income taxes related to the expansion of business in the year. Besides, insurance and other expenses of the Company increased by approximately RMB19million.

Research and Development Costs

The Group's research and development costs decreased by RMB5.68million or 9.78% from RMB58.09million for the first half of 2004 to RMB52.41million for the first half of 2005. The decrease was primarily due to the amount of preliminary expenses required in the new project development was less in 2005.

Operating Profit

The Group's operating profit rose by RMB424million from RMB4,768million for the first half of 2004 to RMB5,192million for the first half of 2005, up 8.9%.

For the first half year of 2004 and 2005, the Group's operating profits as a percentage of turnover were 33.6 % and 29.1% respectively.

Finance Costs

The Group's finance costs for the first half of 2005 and the first half of 2004 amounted to RMB181 million and RMB192 million (as previously reported), respectively. As a result of the adoption of the new HKFRS, exchange gain (net) for the first half of 2004 of RMB14 million was reclassified under finance costs; additional interest expenses of RMB146 million were capitalized. The restated finance costs for the first half of 2004 amounted to RMB33 million.

The Group's finance costs increased by RMB148 million from RMB 33million for the first half of 2004 to RMB181 million for the first half of 2005. The increases were mainly attributable to completion of part of the capital expenditure projects and thus interests expenses capitalized decreased accordingly.

51

Income Taxes

The Group's income tax expense grew by RMB256million or 23.75% from RMB1,078 million (restated) for the first half of 2004 to RMB1,334million for the first half of 2005. Such growth was mainly due to the addition of approximately RMB169million in income taxes resulting from the rise in the Company's profit. Pursuant to "Lu Guo Shui Han [2004] No. 319" issued by the Shandong Province Tax Bureau of the PRC in the second half of 2004, a subsidiary of the Company in Shandong Province previously subject to an income tax rate of 15% is taxed at 33% since January 1, 2004. As the income tax expenses of this subsidiary was calculated at the income tax rate of 15% in the 2004 interim financial statements retrospectively, the income tax for the first half of 2005 increased by approximately RMB109 million over the same period last year.

The Group's average income tax rate was 26.6% during the first half of 2005, which was lower than the statutory tax rate of 33%. This was mainly because three branches of the Company situated in Guizhou Province, Pingguo County and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15% in connection with the national policy to develop the western region.

Minority Interests

Minority interests decreased from RMB165million for the first half of 2004 to RMB129million for the first half of 2005. This was mainly attributable to the decrease of net profit for the first half of 2005 as compared with the same for the first half of 2004 resulting from the adjustment of corporate income tax rate applicable to the Company's subsidiary, Shandong Aluminum Industry Co., Ltd., which had minority interests.

Profit for the Period

As a result of the foregoing, the Group's net profit attributable to shareholders of the Company for the period increased from RMB3,492million for the first half of 2004 to RMB3,554million for the first half of 2005.

Operating profit and net profit for the first half of historical years

52

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Sales of Goods

The Group's total sales of goods of the alumina segment increased by RMB 2,051million, or 18.06%, to RMB13,407million for the first half of 2005 from RMB11,356million for the first half of 2004. This was mainly attributable to the increase in alumina production from 3,047,100 tonnes for the first half of 2004 to 3,514,800 tonnes for the first half of 2005, up 15.35%.

Revenue of external sales of alumina for the first half of 2005 increased by RMB1,754million or 18.75% to RMB11,108million as compared with RMB9,354million for the same period in 2004. This was mainly attributable to the increase in the Group's external sales volume of alumina.

Revenue from sales of alumina to the Group's smelters increased by RMB297million to RMB2,299million in the first half of 2005 as compared with RMB2,002million for the same period last year. The increase was mainly due to the increase in productivity of the Group's smelters and the increase in supply of alumina for production to the Group's smelters from the alumina refineries.

Cost of Goods Sold

For the first half of 2005, the total cost of goods sold in the Group's alumina segment increased by RMB1,596million or 26.22 % to RMB7,683million as compared with RMB6,087million for the same period last year. The rise was mainly due to the increase in sales volume and unit cost of alumina products, with 58.5% of the increase in total selling cost of the segment due to the growth of sales volume of alumina and 35.0% of the increase in total selling cost of the segment as a result of the rise in unit production cost. The increased unit production cost of alumina products was mainly attributable to the growth in unit production cost owing to the increased prices of raw materials and fuels. The decreased materials consumption partially offset the impacts of increased prices of raw materials and fuels. The decrease in materials consumption mainly benefited from the improved technological and economic indexes as compared with 2004 along with the incremental improvements of technological renovations of the Group's plants.

To effectively control the rising prices of bauxite, the Group established a mining branch in Henan Province in March 2005, to be responsible for the Company's bauxite mining and procurement in Henan Province. The price of bauxite outsourced by the Group began to fall from April 2005 and had declined by approximately 6% by the end of June from the beginning of the year.

Operating Profit

As a result of the foregoing, total operating profit for the alumina segment increased by 7.78% from RMB4,846million for the first half of 2004 to RMB5,223million for the first half of 2005. The operating profit of the alumina segment as a percentage of sales of goods of the Company decreased from 42.67% for the first half of 2004 to 38.96% for the same period of 2005.

53

Primary aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB1,876million, or 39.03%, from RMB4,806million for the first half of 2004 to RMB6,682million for the first half of 2005. The Group's total sales volume of primary aluminum increased by 147,400 tonnes, or 52.95%, from 278,400 tonnes for the first half of 2004 to 425,800 tonnes for the first half of 2005. The decrease in the price of primary aluminum together with curtailment of sales of other products such as carbon offset part of the growth of sales volume. The sales amount of primary aluminum represented 83.4% and 90.7% of the sales amount of primary aluminum segment for the year of 2004 and 2005.

Cost of Goods Sold

The total cost of goods sold for the Group's primary aluminum segment increased by 42.24% from RMB4,422million for the first half of 2004 to RMB6,290million for the same period of 2005. This was mainly attributable to the increase in sales volume of primary aluminum products.

Operating Profit

Operating profit of the primary aluminum segment increased by RMB45million from RMB125million for the first half of 2004 to RMB170million for the first half of 2005, mainly due to the increased sales volume of primary aluminum products.

Corporate and Other Services Segment

The Group's corporate and other services segment reflected the expenses for the Company's headquarters as well as research and development services and product sales of the Group's research institute provided to external customers.

This segment recorded an operating loss of RMB41.87million for the period ended June 30, 2005, representing an increase from the loss of RMB21.04million for the first half of 2004, which was primarily due to the Company's leasing of new office.

Working Capital and Liabilities

As of June 30, 2005, the Group's current assets amounted to RMB14,251million, basically equivalent to the amount of RMB14,357million as of December 31, 2004.

-

the Group's inventories increased by RMB626million to RMB5,858million from RMB5,232million as of December 31, 2004. The increase was mainly attributable to the increased prices of raw materials and reserves.

-

the Group's net accounts receivable amounted to RMB2,143million, representing an increase of RMB178million over RMB1,965million as of December 31, 2004, of which bills receivable and trade receivables increased by RMB229million and decreased by RMB51million, respectively.

54

As of June 30, 2005, the Group had current liabilities of RMB13,984million, representing an increase by RMB791million from RMB13,193million as of December 31, 2004. Among the current liabilities, corporate short-term bonds issued by the Group amounted to RMB1,946million, while long-term loans due within one year increased by RMB301million, representing an increase of current liabilities of RMB2,247million in total. Meanwhile, other payables and accruals decreased by RMB760million, while the payment of tax resulted in the income tax payables decreased by RMB377million, together with short-term loans decreased by RMB283million, leading to current liabilities decreased by RMB1,420million in total.

In 2005, more inter-bank financing channels became available to enterprises as a result of the implementation of the PRC's financial system reform. Honourably, the Group was listed as one of the first group of enterprises that are approved to issue short-term bonds and was granted an issue facility amounting to RMB5billion. Through this issue, the Group was qualified for inter-bank financial market and further expanded its financing channels.

In June 2005, the Group issued RMB2billion of short-term zero-coupon bonds at the issuing price of RMB97.16 each (face value of RMB100 per unit) with effective interest rate of 3.33%, from which a total of RMB1,943million was financed. Due to the lower cost of short-term bonds as compared with that of bank loans under the same term, approximately RMB36million per year of interest expenses can be saved. The remaining RMB3billion of bonds will be issued by the Company when appropriate.

Therefore, the Group had net current assets of RMB267million as of June 30, 2005, representing a decrease of RMB896million from RMB1,163million as of December 31, 2004.

As of June 30, 2005, the Group had RMB8,283million of long-term loans (net of balance repayable within one year), representing an increase of RMB891million from RMB7,392million as of December 31, 2004. primarily attributable to the additional capital expenditure which were financed by long-term loans.

As of June 30, 2005, the gearing ratio (total debts over total debts plus total equity) in the financial statement of the Group amounted to 33.61%, representing an increase of 3.43 percentage points as compared with the 30.18% at the end of 2004.

In view of the Group's creditability and the availability of funds in China, the Group does not foresee any significant difficulties in obtaining bank loans in the future. The Company plans to finance its capital expenditure projects and related expenditures principally through cash generated from operating activities, long-term and short-term borrowings and short-term bonds. The Group will also, if necessary, finance its capital expenditures through other channels. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB33,728million to finance any funding shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes. The Group believes that its working capital is sufficient for the present needs.

Capital Expenditure and Capital Commitments

During the first half of 2005, the Group had completed investment in fixed assets of RMB4,216million in total. As of June 30, 2005, the capital commitments of the Group to the property, plant and equipment amounted to RMB 8,561 million, of which, RMB1,965 million represented commitments contracted but not provided for and RMB6,596 million represented commitments approved but not contracted for. The capital was mainly used to finance the 280,000-tonne aluminum project of an associated company Huaze Aluminum and Power Company, the 800,000-tonne alumina project Phase III in Shanxi, the 700,000-tonne alumina project in Henan, the 300,000-tonne alumina project in Zhongzhou and the Company's other technology improvement projects.

55

As a result of increasing investments in new projects and technology improvement, the Group's capacity and output of alumina and primary aluminum increased continuously. The production capacity of alumina increased from 6.47million tonnes in 2004 to 8.5million tonnes in 2005, while that of primary aluminum increased from 833,000million tonnes in 2004 to 1.34million tonnes in 2005.

The production capacity of alumina for the historical years

The production capacity of primary aluminum for the historical years

56

In March 2005, with the acquisition of 28% equity interest in Lanzhou Aluminum at a cash consideration of RMB768million, the Company became its largest shareholder. According to the Articles of Association of Lanzhou Aluminum, the board of directors of the company comprises 9 directors, of which six are non-independent directors and three are independent directors. Among the nine existing members in the board of directors of Lanzhou Aluminum, the Company currently has five non-independent directors, representing a majority of the board of directors of the company.

Lanzhou Aluminum is an A Shares company (stock code:600296) listed on Shanghai Stock Exchange in the PRC, principally engaged in the production and sales of primary aluminum products. As of June 30, 2005, according to the unaudited interim report prepared under PRC GAAP of Lanzhou Aluminum, the total asset of Lanzhou Aluminum amounted to RMB3,650million, while issued share capital and reserve amounted to RMB2,825million. Lanzhon Aluminum produced 82,500 tonnes primary aluminum. The revenue for the first half of 2005 was RMB1,339million, with operating profit amounted to RMB79million, while net profit amounted to RMB55million. Interest in Lanzhou Aluminum is accounted for using equity method by the Company.

The acquisition of Lanzhou Aluminum by the Company will further reduce the market operating risk of the Group, leading to an improvement in the Company's market share in the domestic primary aluminum market.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of June 30, 2005 totaled RMB5,349million, including foreign currency denominated deposits of US$1.69million.

Net Cash Flows from Operating Activities

Net cash flows from operating activities increased by RMB272million or 9.75% from RMB2,789million for the first half of 2004 to RMB3,061million for the same period of 2005. The increase was primarily due to the increase in operating profit for the period of the Company as compared with the same period last year.

Net Cash Flows from Investing Activities

Net cash outflows from investing activities increased by RMB1,057million or 27.76% to RMB4,865million for the first half of 2005 from RMB3,808million for the first half of 2004. The increase was primarily due to the increase in capital expenditure of the Company.

Net cash flows from financing activities

Net cash inflows from financing activities amounted to RMB929million for the first half of 2005, representing a decrease of RMB1,834million as compared with RMB2,763million for the corresponding period last year, which was mainly attributable to the proceeds of RMB3,301million from issue of shares by the Company in the corresponding period last year; the Company issued short-term bonds of RMB1,946million and new borrowings of RMB553million in the period; while the final dividend paid increased by RMB884million as compared to the same period last year.

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Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

The People's Bank of China announced on July 21, 2005 that Renminbi's peg to the United States Dollar would be replaced with a more flexible exchange rate regime referenced on a basket of currencies.

As the volume of imported alumina and loans denominated in foreign currency of the Group were relatively limited, therefore, the appreciation of Renminbi will not have substantial impact on the production and operation of the Group. In respect of production costs, the appreciation of Renminbi will increase the Company's pressure in competing in the international market to a certain extent.

Exchange rate swap business

In consideration of the interest rate of loans denominated in US dollars in the domestic market is approximately 1 percentage point lower than loans denominated in Renminbi in the same period, the Group borrowed loans of US$15million and US$85million on March 11, 2005 and May 13, 2005 respectively. To avoid the risk posed by the changes in exchange rate at the time the loans fall due, the Company entered into "Interest/exchange rate swap Agreement" totalled to US$100million by instalments with banks as a way to fix the exchange rate of the US dollars denominated loans. The agreement is a hedge against the US dollars denominated loans.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 95 and 117 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. At the 2004 Annual General Meeting held on June 9, 2005, Shi Chungui was appointed as a Non-executive Director in place of Chen Xiaozhou. Members of the second Board of Directors and Supervisory Committee are:

Executive Directors:	Xiao Yaqing, Xiong Weiping, Luo Jianchuan,
Chen Jihua
Non-executive Directors:	Shi Chungui, Joseph C. Muscari
Independent Non-executive Directors:	Chiu Chi Cheong Clifton, Wang Dianzuo, Kang Yi
Supervisors:	Luo Tao, Yuan Li, Ou Xiaowu

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 68,750 employees as of June 30, 2005. The remuneration package of the employees includes wages, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with the applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies around 20% from plant to plant, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this welfare fund are made at rates ranging from 5% to 10% of the Company's after-tax profit. The Company had not paid retirement benefits to its employees by the end of June 30, 2005.

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SHARE CAPITAL STRUCTURE

The share capital structure of the Company as of June 30, 2005 was as follows:

	As of June 30, 2005
	No. of shares	Percentage of issued
Holders of Domestic Shares or H Shares	(in million)	share capital (%)

Holders of Domestic Shares
Aluminum Corporation of China	4,656.3	42.14
China Cinda Asset Management Corporation	1,610.3	14.57
China Orient Asset Management Corporation	602.2	5.45
China Development Bank	554.9	5.02
Guangxi Investment (Group) Co., Ltd.	196.8	1.78
Guizhou Provincial Materials Development
and Investment Corporation	129.4	1.17

Holders of H Shares

Alcoa International (Asia) Limited	884.2	8.00
Other public investors	2,415.7	21.87

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of 30 June 2005, the persons other than a Director, Chief Executive or Supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

					Percentage
					in the relevant	Percentage
Name of substantial	Class	Number of		Type of	class of	in total
shareholders	of shares	shares held	Capacity	interest	share capital	share capital

Aluminum Corporation	Domestic	4,656,261,060 (L)	Beneficial owner	Corporate	60.08%	42.14%
of China	Shares
China Cinda Asset	Domestic	1,610,332,210 (L)	Beneficial owner	Corporate	20.78%	14.57%
Management Corporation	Shares
China Orient Asset	Domestic	602,246,135 (L)	Beneficial owner	Corporate	7.77%	5.45%
Management Corporation	Shares
China Development Bank	Domestic	554,940,780 (L)	Beneficial owner	Corporate	7.16%	5.02%
	Shares
Alcoa Inc.	H Shares	884,207,808 (L)	Interest of controlled	Corporate	30.55%	8.00%
			corporation
Alcoa International	H Shares	884,207,808 (L)	Beneficial owner	Corporate	30.55%	8.00%
(Asia) Limited
UBS AG	H Shares	166,716,861(L)	Note(1)	Corporate	5.05%	1.51%
	H Shares	17,867,961(S)	Note(2)	Corporate	0.54%	0.16%
Templeton Asset	H Shares	199,176,000(L)	Investment Manager	Corporate	6.04%	1.80%
Management Limited

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Note:	The letter "L" denotes a long position and the letter "S" denotes a short position.

Note (1)	Out of these 166,716,861 H Shares (L), UBS AG holds 161,633,961 H Shares in the capacity as beneficial owner and 5,082,900 H Shares through its interests in controlled corporations.

Note (2)	Out of these 17,867,961 H Shares (S), UBS AG holds 17,862,261 H Shares in the capacity as beneficial owner and 5,700 H Shares through its interests in controlled corporations.

DIRECTORS', CHIEF EXECUTIVE'S, AND SUPERVISORS' INTERESTS IN SHARES OF THE COMPANY

During the six months ended June 30, 2005, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the six months ended June 30, 2005, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during the six months ended June 30, 2005. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during the first half of 2005.

Charge on Group Assets

None of the Group's assets are charged or subject to any encumbrance.

OUTLOOK AND PROSPECTS

In the second half of 2005, the Company will still face challenges both in production and management including the increased pressure on product cost and operations, mainly due to the further intensity of competition in aluminum market, the high prices of energy sources (coal, electricity and oil) and shortage of transportation. The Company will pay particular attention on the macro economy and market trends, capitalize on all of its internal and external conditions, and take its own advantages to lay a solid foundation on management fundamentals for its objectives of 2005. In the second half of 2005, the Group will focus on the following aspects:

*

The Group will find a scientific development route suitable for itself, including embarking on the research and planning of industry chain from smelting to fabrication of aluminum and adjusting its product mix as a way to strengthen its ability to bear market risks.

60

*

Leveraging the favorable opportunities in domestic undersupply of alumina and integration of aluminum market, the Company will, on the one hand, focus on the construction of key projects including the 800,000-tonne alumina project in Shanxi Branch, the 700,000-tonne alumina project in Henan Branch and the 170,000-tonne series IV aluminum project in Guizhou Branch, which are all expected to be completed and put into operation by the end of 2005. On the other hand, the Company will actively identify aluminum enterprise target for acquisition or merger in the primary aluminum segment.

*

Initiatives will be taken to establish new mechanism of acquiring mining rights. The Company will invest more in geological investigation to increase its bauxite reserve and improve its bauxite supply structure. At the same time, the Group will increase the investment in mines to enhance its production ability of self mining.

*

We will closely monitor and study market dynamics to increase the accuracy of estimation, scientificness of decisions and response promptness. By fully applying the market rules, the Company will further optimize the management model of centralized marketing. At the same time, the capital budget will be improved to avoid market risks.

*

By advocating clean production under a standard mass production model, the Company will undertake initiatives to implement and promote new technologies and innovative techniques. It will create an enterprise with an operating model based on efficiency. With the implementation of financial budget management and the focus on break-down of cost targets, the Group will carry out a cost objective management model to effectively control cost and lay a solid foundation for management fundamentals.

*

The Group expects to further rationalize its management to improve operating efficiency. The Group is committed to forging a human-oriented and harmonious Chalco, paving the way for an international leading enterprise.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the code of conduct regarding securities transactions by the Directors and specific employees form the framework for the code of corporate governance practice of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement does not have a material adverse impact on the corporate governance of the Company.

Subject to the transitional arrangements of the CG Code and the deviation of the Company's own corporate governance practices from the code provisions in the CG Code mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code during the period from January 1, 2005 to June 30, 2005.

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CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS

The Company has adopted a code of conduct regarding securities transactions by the Directors (the "Required Standard") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Listing Rules. All Directors, upon specific enquiries, have confirmed that they have complied with the Required Standard during the six-month period ended June 30, 2005.

Specific employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with the Required Standard. The Directors are not aware of any incident of non-compliance by such employees during the six-month period ended June 30, 2005.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review and provide supervision over the financial reporting process and internal control of the Group.

The Audit Committee of the Company consists of three independent non-executive Directors, namely Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi. The Audit Committee has reviewed and confirmed the unaudited interim report for the six months ended June 30, 2005.

Xiao Yaqing Chairman and Chief Executive Officer
Beijing, PRC
August 22, 2005

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About the Company
Our contact information of this release is:

•	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
•	Telephone number: (86-10) 6397 1767
•	Website: http://www.chinalco.com.cn
•	Contact person: Liu Qiang, Company Secretary